UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of  Nordic American Tanker Shipping Limited, dated May 5, 2009, announcing its financial results for the first quarter of 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: May 6, 2009	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tanker Shipping Ltd. (NYSE:NAT) – Announces Dividend and Earnings in respect of the 1st Quarter of 2009

Hamilton, Bermuda, May 5, 2009

Nordic American Tanker Shipping Ltd. ("NAT" or "the Company") today announced its results for the 1st quarter of 2009. Based on its results for the quarter, the Company will pay a dividend of $0.88 per share on or about June 3, 2009 to shareholders of record as of May 20, 2009.  Following this dividend payment, the Company will have paid a dividend for 47 consecutive quarters since the autumn of 1997 when the first three vessels in the Company's fleet were delivered and commenced operations.

In a separate press release today we have advised the market of an acquisition of a double hull suezmax tanker (built in 2002) bringing our fleet to sixteen vessels. The acquisition will be financed by the capital resources of the Company.

Having one of the strongest balance sheets in the industry, the Company is committed to continuing its simple, transparent and predictable strategy and full payout dividend policy.

The present instability in the international financial markets is serious for many shipping companies.  NAT has a very strong position in this environment. The Company has no net debt, and at the time of this writing, an undrawn revolving credit facility of $500 million with a term up to September 2013. The Company raised net proceeds of approximately $107 million on January 13, 2009 from a follow-on offering of common shares. This provides NAT with enhanced financial flexibility going forward.

Our primary objective is to maximize total return1 to our shareholders including maximizing the quarterly cash dividend.

The Company does not engage in any type of derivatives.

The Company has further acquisitions under evaluation and expects to continue to strengthen its position compared with that of its competitors.

Highlights:

•
The Board of Directors has declared a dividend of $0.88 per share in respect of 1Q09. For the last four quarters, including the dividend to be paid for 1Q09, a total of $4.96 has been declared in dividends, which represents 15.1% of the average daily share price over the same period.

•	Net income for 1Q09 was $0.46 per share based on the weighted average number of shares outstanding during the quarter, 37,424,291, compared to $0.78 per share for 1Q08.

•	In 1Q09 total off hire was 2 days. There are no planned dry dockings for any of the Company's vessels until 2010 when one vessel is scheduled for dry-docking.

1 Total Return is defined as stock price  + the dividends, assuming the dividend is reinvested in the stock

•
On January 13, 2009, the Company completed an underwritten public offering of 3,450,000 common shares which strengthened its equity by more than $107 million in order to increase the capacity of the Company to make further accretive acquisitions.

•	On February 18, 2009, the Company took delivery of its 15th double-hull suezmax tanker.

•
Notwithstanding the volatility in the financial and commodities markets, the sound suezmax tanker spot market continued in 1Q09. Going into 2Q09, the spot tanker market has tapered off while remaining subject to volatility. The Company does not predict future spot rates.

Financial Information:

The Board has declared a dividend of $0.88 per share in respect of 1Q09. This compares with a dividend of $1.18 per share which was declared in respect of 1Q08. The amount of dividends per share is above all a direct reflection of the level of the spot tanker market during the relevant quarter and the number of shares outstanding. The weighted average number of shares outstanding for the 1st quarter 2009 was 37,424,291.

Following the payment of the dividend in respect of 1Q09, the Company has for the last four quarters paid dividends in the aggregate of $4.96 per share, representing a yield of  15.1% per annum based on the average daily share price during the past twelve months up to April 1, 2009.

Net income for 1Q09 was $17.2m, or $0.46 per share (EPS) compared to net income of $23.4m, or $0.78 per share for the 1Q08. Non-cash G&A items, including compensation to the Manager in connection with the follow-on offering in January 2009, constitute $0.08 per share. As opposed to other issue related costs this non-cash item has been booked against the profit & loss account.

The Company's operating cash flow2 was $33.3m for 1Q09, compared to $36.9m for 1Q08.

We consider our general and administrative costs per day per ship to be at a low level. We also continue to have a strong focus on keeping our vessel operating costs low, while always maintaining our commitment to safe vessel operations.

We estimate that our average cash breakeven level for our 13 existing vessels is below $10,000 per day per vessel. When the freight market is above this level, the Company can be expected to pay a dividend. The breakeven rate is the amount of average daily revenues our vessels would need to earn in the spot market in order to cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

As of the end of 1Q09, NAT does not have any net debt. At the time of this release, the Company has not drawn on its $500 million revolving credit facility. The credit facility, which matures in September 2013, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.

The double hull Suezmax tanker which was delivered to the Company on February 18, 2009 was financed from the Company's financial resources.  This vessel, the May acquisition announced today and the two newbuildings are expected to increase the earnings and dividend capacity of the Company by approximately 33%.

On January 13, 2009, the Company completed the offering of 3,450,000 common shares, including the exercise by the underwriters of an over-allotment option of 450,000 shares, in order to further increase the Company's capacity to make accretive acquisitions. The follow-on offering resulted in aggregate net proceeds to the Company, before expenses relating to the offering, of approximately $107 million. Following the offering, the Company has 37,893,679 common shares outstanding.

For further details on our financial position for the periods of 1Q09, 4Q08 and 1Q08 the year 2008 please see later in this release.

2 Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies.  Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges.  Please see page 6 for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

The Fleet:

Twelve of the Company's 13 existing vessels are employed in the spot market, while one vessel remains employed on a long-term fixed rate charter.

By way of comparison, in the autumn of 2004 the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. During 1Q09, we had 13 vessels in operation. With the two newbuildings announced in November 2007 and the acquisition announced today, the Company is expected to have a fleet of 16 vessels operating from April 2010 if no further acquisitions are made in the meantime.

Vessel	Dwt	Employment

Gulf Scandic	151,475	Long term fixed charter
Nordic Hawk	151,475	Spot
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Nordic Sprite	147,188	Spot
Nordic Galaxy	163,000	Delivery scheduled by end 4Q09
Nordic Vega	163,000	Delivery scheduled by end April 2010
Total	2,341,979

No scheduled dry-dockings were undertaken during 1Q09. There are no further planned dry dockings for our vessels until 2010 when one dry-docking is expected to take place. During 1Q09 we had in total 2 days of unscheduled off hire for our fleet.

Financial Instability and the Tanker Market:

In our quarterly reports to shareholders we have often stressed the significance of the development of the world economy for the tanker industry. There is a significant contraction of demand in the world economy. The present downturn did not influence the suezmax tanker market to any significant degree during the first quarter of 2009 – a period during which good results were achieved as reported herein.  Production and consumption locations are of particular importance to our industry. Transportation volume times distance – or ton miles – is a key measurement.  Suezmax tanker rates are currently under some pressure. For NAT, a lower freight tanker market can be expected to result in lower dividend – which is a negative factor.  If a lower freight market results in lower vessel prices – such a development would be an advantage for the Company because we would be in a position to acquire further vessels inexpensively compared to historical levels.

It is apparent that some shipping companies are now facing challenges when it comes to the financing of their large newbuilding programs, as shipping banks are more restrictive than before in granting credit. Such an environment offers the Company the opportunity to improve its relative competitive position as there may be opportunities to carry through accretive acquisitions.

While the recession evolving internationally is expected to reduce the demand for transportation capacity, the demand side for tankers is expected to continue to be impacted positively by the use of tankers as storage. Due to the so-called "contango" situation, i.e., the future oil price is above the current spot oil price, charterers may find it commercially worthwhile to purchase oil in the spot market and store the oil in tankers while simultaneously selling the same oil for forward delivery. Currently, market reports indicate that approximately 70 very large crude carriers (VLCCs) are being used for storage purposes, thereby reducing the supply of tanker tonnage for the time being. Whether this situation will continue will depend upon the development of the spot oil price compared with the future oil price.

On the supply side, it is expected that the current financial upheaval may delay deliveries of newbuildings and may also lead to the cancellation of newbuilding orders.  We may also see that shipping companies with high debt or other financial commitments may experience problems which could lead to foreclosures.

The average daily rate for our spot vessels was $41,600 per day net to us during 1Q09 compared with $46,600 for 1Q08 and $40,157 per day for 4Q08. Our cash break-even level is below $10,000 per day per vessel.

The graph shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s. The rates as reported by shipbrokers may vary from the actual rates we achieve in the market.

We believe it is an advantage for the Company to have its vessels in two cooperative arrangements which in total commercially manage more than 50 suezmax vessels.

Strategy going forward

We believe that the operating model of the Company is working to the benefit of our shareholders.

The serious financial turmoil may represent attractive opportunities for our Company. We have further acquisitions under planning, but we have the flexibility to be selective.

Our policy is to grow when it is profitable and accretive to do so; that is, after an acquisition of vessels or other forms of expansion, the Company should be able pay a higher dividend per share and produce higher earnings per share than before such an event before taking into account any change in the spot rates. We believe that the recent acquisition in January 2009 and the acquisition announced today are examples of such accretive acquisitions.

We believe that our full payout dividend policy will continue to enable us to achieve a competitive cash yield compared with that of other shipping companies.

We encourage investors wishing to have exposure to the tanker sector to assess our model and invest in our Company.

In the midst of the international financial instability which is serious for many of our competitors, our Company is well positioned. To the best of our ability we shall endeavour to safeguard and further strengthen this position.

* * * * *

NORDIC AMERICAN TANKER SHIPPING LIMITED

Amounts in USD '000

CONDENSED STATEMENTS OF OPERATION	Three Months Ended			Twelve Months Ended
	Mar. 31, 2009 (unaudited)	Dec. 31, 2008 (unaudited)	Mar. 31, 2008 (unaudited)	Dec. 31, 2008 (unaudited)

NET VOYAGE REVENUE	44,302	40,510	46,875	217,950

OPERATING EXPENSES
Vessel operating expenses	(9,346)	(8,633)	(8,442)	(35,593)
Depreciation	(12,884)	(12,553)	(11,414)	(48,284)
General and administrative costs	(4,537)*	(1,957)*	(1,989)*	(12,785)**
	(26,767)	(23,143)	(21,845)	(96,662)
Income from vessel operation	17,535	17,367	25,030	121,288
Interest income	208	132	217	931
Interest expense	(533)	(301)	(1,832)	(3,374)
	(325)	(168)	(1,615)	(2,443)
NET INCOME	17,210	17,198	23,415	118,844
Earnings per average number of shares	0.46	0.50	0.78	3.63
Weighted average number of shares	37,424,291	34,373,271	29,975,312	32,739,057
Common shares outstanding	37,893,679	34,373,271	29,975,312	34,373,271

*)
The G&A for the three months ended Mar.31, 2009, Dec. 31, 2008 and Mar. 31, 2008 include non-cash charges of $2.9m, $0.3m and $0.5m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

**)	The G&A for the twelve months ended Dec. 31, 2008 include non-cash charges of $6.2m which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

CONDENSED BALANCE SHEETS	Mar. 31, 2009 (unaudited)	Dec. 31, 2008 (unaudited)
Cash deposits	109,319	31,378
Accounts receiveable	35,057	40,335
Other current assets	22,658	22,406
Vessels	752,500	707,853
Other long term assets	19,684	11,906
Total Assets	939,218	813,878
Accounts payable	2,247	1,947
Accrued liabilities	4,048	4,267
Accrued long-term liability	4,604	4,078
Long-term debt	46,000	15,000
Shareholders' equity	882,319	788,586
Total liablilities and shareholders' equity	939,218	813,878

CONDENSED STATEMENTS OF CASH FLOW	Three Months Ended		Twelve Months Ended
	March 31, 2009 (unaudited)	March 31, 2008 (unaudited)	Dec. 31, 2008 (unaudited)
OPERATING ACTIVITIES
Net cash from Operating Activitites	29,574	10,316	127,900
FINANCING ACTIVITIES
Net proceeds from sale of Common Stock	107,147	0	158,891
Proceeds from use of Credit Facility	46,000	10,000	25,000
Repayment of debt	(15,000)	0	(115,500)
Deposit on vessels	0	(130)	0
Loan facility costs	0	0	(2,316)
Dividends paid	(32,968)	(14,988)	(165,886)
Net Cash provided by (used for) Financing Activities	105,179	(5,118)	(99,812)
INVESTING ACTIVITIES
Investment in Vessels	(56,812)	(359)	(10,053)
Net cash used by investing activitites	(56,812)	(359)	(10,053)
Net Increase in Cash and Cash Equivalents	77,942	4,839	18,036
Beginning Cash and Cash Equivalents	31,378	13,342	13,342
Ending Cash and Cash Equivalents	109,319	18,181	31,378

NORDIC AMERICAN TANKER SHIPPING LIMITED

Reconciliation of non-GAAP financial measures
(Amounts in USD '000)

	Three Months Ended			Twelve Months Ended
	Mar. 31, 2009	Dec. 31, 2008	Mar. 31, 2008	Dec. 31, 2008

Voyage revenue	45,146	40,872	51,726	228,000
Voyage expenses	-844	-362	-4,851	-10,051
Net voyage revenue (1)	44,302	40,510	46,875	217,950

	Three Months Ended
	Mar. 31, 2009	Dec. 31, 2008	Mar. 31, 2008
Income from vessel operations	17,535	17,367	25,030
Depreciation	12,884	12,553	11,414
Non-cash general & adminstrative costs	2,870	300	507
Operating Cash Flow (2)	33,289	30,220	36,951

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

SK 01318 0002 993457